                                 NM Acquisition Co.
                          c/o BT Alex. Brown Incorporated
                                   1 South Street
                             Baltimore, Maryland 21202

                                   July 10, 1998

Board of Directors
National Media Corporation
1700 Walnut Street
Philadelphia, PA 19103

Gentlemen:

     We are pleased to submit this Letter of Intent on behalf of NM Acquisition Co., LLC, a newly formed Delaware limited liability company ("ACO"), controlled by Stephen C. Lehman ("Lehman") to acquire a substantial equity interest in and operational control of National Media Corporation, a Delaware corporation, ("NMC" or the "Company") (such proposed transaction is referred to herein as the "Transaction"). As at the date of this Letter of Intent ("LOI"), Lehman, Eric Weiss ("Weiss") and Dan Yukelson ("Yukelson") are the only proposed managing members of ACO and BT Capital, Jacor and Gruber McBain are the only proposed members holding a 10% or greater ownership interest in ACO. ACO will notify NMC as to any future developments regarding such management or ownership of ACO.

     The purpose of this Letter of Intent ("LOI") is to set forth the terms and conditions pursuant to which NMC and ACO are prepared to negotiate a definitive agreement(s) to consummate the Transaction. We are committed to working diligently to complete our due diligence, arrive at a negotiated agreement and consummate the Transaction as rapidly as possible. We anticipate that we will be able to complete the required due diligence within two weeks of the date of this LOI (depending upon when the requested information is provided to us and the availability of "key" management personnel) and that execution of a definitive agreement for the Transaction would occur soon after the end of such two week due diligence period. Once a definitive agreement is executed, we would expect to jointly proceed to closing the Transaction as soon as practicable (the "Closing").

     Based upon the information regarding NMC available to us as of this date and subject to the terms and conditions herein set forth, we propose the following:

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Board of Directors
National Media Corporation
July 10, 1998

     A. EQUITY INVESTMENT: ACO will raise a minimum of $25 million for investment (the "Investment") as follows:

          1. $10 million of the Investment shall be utilized to purchase fifty percent (50%) of the outstanding Series D convertible, preferred stock of NMC ("Series D Shares"), including two-thirds (2/3) of the related outstanding warrants (e.g., 992,942 warrants) from the existing holders of Series D Shares, substantially on the terms to be annexed as Annex I hereto.

          2. $15 million of the Investment shall be utilized to purchase from NMC newly issued convertible, voting Series E preferred stock ("Series E Shares"). Each Series E Share shall vote with the common stock of the Company on an as converted basis. Such Series E Shares shall be convertible into shares of NMC's common stock at a fixed conversion price of $1.50 per share (as may be adjusted pursuant to standard antidilution provisions). The proceeds of the Series E Shares shall be utilized by the Company for working capital purposes, including, but not limited to satisfying the Company's credit facility obligations with First Union Bank and notes payable obligations with ValueVision International, Inc. ("ValueVision").

          3. The Company shall use best efforts to ensure the continuous registration with the Securities Exchange Commission (the "SEC") of all common stock, $0.01 par value ("Shares"), acquired by ACO (and its assigns) through conversion of Series D or E preferred stock or the conversion of any options or warrants acquired in connection with the Transaction.

          4. In conjunction with the Transaction, the Company and ACO shall use best efforts to enter into: (a) a definitive agreement with the existing holders of Series D Shares, substantially on the terms to be annexed as Annex I hereto; (b) a definitive agreement with ValueVision, substantially on the terms to be annexed as Annex 2 hereto; and (c) a definitive agreement with First Union Bank, substantially on the terms to be annexed as Annex 3 hereto
(these three definitive agreements are the "Third Party Agreements" for the purposes of this LOI).

          5. The Transaction is subject to: (a) ACO and NMC executing definitive agreements for the Transaction (the "Definitive Agreements") satisfactory to ACO, NMC and their respective legal counsel; (b) ACO and NMC and the respective third parties executing the Third Party Agreements;
and (c) receipt of all regulatory, exchange, and other approvals or consents which may be required. Nothing contained herein shall be deemed


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Board of Directors
National Media Corporation
July 10, 1998
to constitute ACO or Lehman acting in concert or as a "group" with the Company or any of its present preferred or common stockholders.

     B. CONSULTING AGREEMENT: Upon execution of the Definitive Agreements, the Company and Temporary Media Co., LLC, a newly formed Delaware limited liability company ("TMC"), controlled by Lehman, Weiss and Yukelson, shall execute a consulting agreement (the "Consulting Agreement") including the following principal terms:

          1. SERVICES. In consideration of the Retainer (as defined in paragraph 2 below), the Option (as defined in paragraph 3 below), and the Contingent Warrants (as defined in paragraph 4 below), TMC shall provide executive management consulting services to NMC throughout the Term (as defined in paragraph 5 below). TMC shall not be required to devote its services entirely to the Company, and shall, in consultation with the Chairman of the Board of the Company, determine the method, details and means of performing such services, subject to reporting to the Company's Chairman. TMC shall ensure that Lehman, Weiss and Yukelson devote, in aggregate, at least one hundred man-hours per week to the business of the Company, provided that Lehman, who shall be designated as "Acting CEO" at no additional cost to the Company, shall devote at least forty of such man-hours per week.

          2. RETAINER. During the Term, the Company shall pay TMC the sum of $80,000 per month, payable on the first day of each month, as a retainer for the Services (as defined in paragraph 1 above).

          3. OPTION. On the date NMC and the Company execute the Definitive Agreements (the "Definitive Agreement Date"), the Company shall grant to TMC a five year option to purchase up to 212,500 shares of the Company's common stock at an exercise price of $1.32 per Share. One sixth of such options shall vest on the last business day of each of the six months following the execution of this LOI, provided that: (a) all such options shall immediately vest upon the earlier of: (i) the Closing; or (ii) termination of the Consulting Agreement pursuant to paragraph 6 below; and (b) all non-vested options shall be cancelled if and when NMC's shareholders resolve that NMC will not proceed with the transaction.

          4. CONTINGENT WARRANTS. On the Definitive Agreement Date, the Company shall grant to TMC five year fully vested but contingent warrants (substantially in the form to be appended to the definitive agreement) to purchase up to 3,762,500 Shares (the "Contingent Warrants"), as follows:

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Board of Directors
National Media Corporation
July 10, 1998

              (a) A warrant to purchase 3,412,500 Shares at an exercise price of $1.32 per Share, exercisable on and from the Closing as to 2,912,500 shares. Upon the price of the Company's common stock first trading in excess of $3.00 per Share, for a period of 15 consecutive trading days (the "Price Threshold"), the warrant shall be exercisable for an additional 500,000 Shares at an exercise price of $3.00 per Share.

              (b) A warrant to purchase 150,000 Shares at an exercise price of $1.50 per share, exercisable on and from the Closing.

              (c) A warrant to purchase 200,000 Shares, at an exercise price of $1.50 per share, provided that such warrant shall not be exercisable until the Price Threshold is achieved.

          At the Closing, each of the Warrants shall be exchanged for non-plan stock options of NMC granted on the same terms and conditions. If the Transaction is not consummated, then each of the Warrants shall be cancelled. TMC shall be the sole determinant of the manner in which the Option and the Warrants are distributed, except that the Warrant referred to in (a) above shall be distributed as to 1,000,000 Shares to future or existing management of NMC (other than Lehman, Weiss or Yukelson) and the Warrant referred to in (b) above shall be distributed to BT Alex. Brown Incorporated.

          5. TERM: The Consulting Agreement shall have a term of six months (the "Term") commencing on the Definitive Agreement Date, unless terminated earlier pursuant to paragraph 6(b) below.

          6. TERMINATION: The Consulting Agreement shall terminate upon the earlier to occur of: (a) the expiration of the Term; (b) a negative vote by the Company's shareholders regarding the Transaction; or (c) NMC becoming obligated to pay the Topping Fee pursuant to Section F below. If the Consulting Agreement is terminated pursuant to (c) above, NMC shall pay to TMC a sum equal to the amount which would have been payable to TMC if the Consulting Agreement had continued in full force and effect for an additional six month term plus the unexpired portion of the Term, provided that the maximum amount payable to TMC pursuant to the Consulting Agreement shall be $720,000. If the Consulting Agreement is terminated pursuant to (b) above, NMC shall pay to TMC a sum equal to the amount which would have been payable to TMC if the Consulting Agreement had continued in full force and effect for the Term. NMC acknowledges and agrees that (a) TMC has expended and will expend a considerable amount of time and effort in connection with the Transaction, (b) TMC has incurred and will incur significant expenses in connection with

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Board of Directors
National Media Corporation
July 10, 1998                                                      Page 5





the Transaction, (c) the relationship of the parties is not marked by any self-dealing, and (d) TMC's costs described above are and will be difficult to predict and ascertain and that the amount described above is a good faith attempt by TMC to estimate the amount of such costs.

     C.   CORPORATE GOVERNANCE:

          1. In conjunction with the Transaction, the Company shall work with Lehman and ACO to secure amendments (e.g., waiver of applicable "change of control" provisions) to certain existing "key" executive contracts, substantially as follows:

     (a) Robert Verratti: In exchange for waiving his rights regarding change of control, 350,000 of his options will be repriced to $2.00 and the maturity of all of his issued options will be extended 1 year. Further, 100,000 of his options will be repriced to $2.00 if by the close of business on July 15, 1998, ACO and NMC receive (i) the ValueVision Letter Agreement (Annex 2), and (ii) the First Union Bank Term Sheet (Annex 3).

     (b) Frederick Hammer: In exchange for waiving his rights regarding change of control, 88,000 of his $5.65 options will be repriced to $2.00 and the maturity of all of his issued options will be extended 1 year. Further, 37,000 of his $5.65 options will be repriced to $2.00, if by the close of business on July 15, 1998, ACO and NMC receive (i) the ValueVision Letter Agreement (Annex 2), and (ii) the First Union Bank Term Sheet (Annex 3).

     (c) Constantinos Costalas: In exchange for waiving his rights regarding change of control:

          (i) he will be employed for one year from the Closing in a position to be determined at an annual salary of $325,000 with full time reporting for the first 90 days thereof;

          (ii)   NMC will forgive his indebtedness to the Company;

          (iii) he will be engaged as a nonexclusive consultant for one year after the termination of employment at a rate of $200,000 per year plus medical benefits and with no affirmative work obligations; and

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Board of Directors
National Media Corporation
July 10, 1998                                                       Page 6



          (iv)   50,000 of his $7.00 options will be repriced to $2.00.


          2. In conjunction with the Transaction, ACO shall have the ability to (a) designate Andrew Schuon, Lehman and Weiss to serve on NMC's Board effective at ACO's option at any point between the Definitive Agreement Date and the date that NMC's shareholders vote on the Transaction (the "Shareholders' Meeting") to serve until the earlier of the termination or consummation of the Transaction and (b) nominate a slate of directors who are reasonably acceptable to NMC's outside directors and shall include the persons named above, whose election shall be voted on at the Shareholders' Meeting. The directors elected to NMC's Board pursuant to (b) above shall constitute a majority of NMC's directors on and after the Closing.

          3. All of the present NMC directors shall agree to: (a) vote their individually owned Shares in favor of the Transaction; and (b) vote as directors in favor of amending the Rights Agreement dated January 3, 1994, between the Company and Mellon Securities Trust Company, in order to exempt the Transaction from the provisions thereof.

     D. EXCLUSIVITY. The Company agrees that, for a 45 day period from the date hereof, the Company and its officers, directors, employees, representatives and agents shall not, and each of them shall cause their affiliates and representatives to not, directly or indirectly, (x) take any action to encourage, solicit or initiate any Acquisition Proposal (as hereinafter defined) or (y) respond to, continue, initiate or engage in discussions or negotiations concerning any Acquisition Proposal with, or disclose in connection with any Acquisition Proposal any non-public information relating to the Company or its assets or afford access to the properties, books or records of the Company or any of its subsidiaries to any person, corporation, partnership or other entity (except ACO and its representatives), except that the Company may engage in negotiations with, or disclose such non-public information to, or provide such access to any person who has made an unsolicited Acquisition Proposal if the Board of Directors of the Company, after consultation with outside counsel to the Company, determines that its fiduciary duties under applicable law require such actions. The Company shall, and shall cause its affiliates and representatives to, immediately discontinue and, for a 45 day period from the date hereof, not resume or otherwise continue any discussions with respect to any Acquisition Proposal existing on or commenced prior the date hereof (other than, in each case, with ACO and its representatives). In addition, for a 45 day period from the date hereof, the Company shall provide ACO with notice of any Acquisition Proposal received by the Company not later than 24 hours after receipt. The term "Acquisition Proposal" as used herein means any offer or proposal for, or indication of interest in, any acquisition of any interest in the

Board of Directors
National Media Corporation
July 10, 1998                                                           Page 7



Company, whether by way of a merger, consolidation or other transaction involving any equity interest in, or substantial portion of the assets of, the Company or the acquisition of any capital stock of the Company.

     E. CONFIDENTIALITY. The Company agrees to maintain confidentiality of the terms of, and existence of, our proposal (including, without limitation, this LOI) subject to the applicable rules and regulations promulgated under the Securities Act of 1933 and the Securities Exchange Act of 1934. Subject to the requirement of the Securities Laws, each of the terms and conditions of our proposal (including, without limitation, any draft of definitive documentation), the terms of our proposed financing, our identity and the identity of our financing sources are confidential and our willingness to execute a definitive agreement for the Transaction is expressly conditioned upon your not issuing any press release or disclosing such information to anyone, including, without limitation, any potential purchasers of any interest in the Company or any of its subsidiaries or any portion of their assets; provided, however, the Company may disclose such information to its legal and financial advisors and lenders and to the existing holders of the Series D shares in connection with their evaluation of the Transaction and, provided, further, that such advisors are, prior to receipt of such information, informed of the confidential nature of such information and agree to be bound by the nondisclosure provisions hereof.

     F.   TRANSACTION INITIATION FEE:

          NMC acknowledges that following NMC's last Board of Directors meeting, ACO and Lehman have been requested by NMC to present this proposal to NMC and that the due diligence, negotiations, investigations required to prepare and submit this LOI have been time consuming and costly including legal and accounting fees. The parties acknowledge that ACO has been reluctant to present this proposal for fear that it will be shopped around and topped by a third party relying upon ACO's due diligence. For this and other reasons NMC and ACO agree that from the date hereof should the parties fail to enter into the Definitive Agreements within one month of the date of this LOI as a result of any event, action or inaction other than: (a) failure of ACO and any of the respective third parties to enter into the Third Party Agreements; (b) ACO's termination of this LOI; or (c) ACO's failure to proceed in good faith (collectively, "ACO's Termination"), NMC shall promptly pay to the order of ACO cash in an amount equal to ACO's reasonable expenses, up to a maximum of $500,000 (the "Base Termination Fee"). Should NMC, prior to the Closing or within four months after the termination of this LOI or failure to enter into the Definitive Agreements within the one month period referred to above for reasons other than ACO's Termination, enter into any understanding or agreement with a

Board of Directors
National Media Corporation
July 10, 1998                                                     Page 8





third party for the sale of all or a substantial portion of the stock or assets of NMC (whether by way of merger, recapitalization, issuance or sale of capital stock or securities, or sale of assets) (the "Competing Transaction"), NMC shall promptly pay to the order of ACO cash in the amount of the Base Termination Fee plus 4.9% of the difference between the aggregate equity value attribute to NMC for the purposes of the Competing Transaction and the aggregate equity value attributed to NMC for the purposes of this LOI up to a maximum amount of $2,500,000 (the "Topping Fee"). For the purposes of this LOI, such difference between the "aggregate equity values" shall be calculated by: (a) determining the final price per Share contemplated by the Competing Transaction; (b) subtracting the mean price per Share on the day this LOI is executed by NMC; and
(c) multiplying that difference by the total number of Shares issued or issuable on that day on a fully diluted basis, but excluding therefrom all Shares issuable to ACO or BT Alex. Brown Incorporated pursuant to options or warrants the exercise price of which is less than the purchase price of a Share on that day. The Base Termination Fee and the Topping Fee shall be referred to as the "Transaction Initiation Fee." NMC acknowledges and agrees that (a) ACO has expended and will expend a considerable amount of time and effort in connection with the Transaction, and (b) ACO has incurred and will incur significant expenses in connection with the Transaction, and (c) the relationship of the parties is not marked by any self-dealing, and (d) the Transaction Initiation Fee provides ACO with a reasonable incentive to make the offer contained in this LOI, (e) in light of the foregoing, the Transaction Initiation Fee constitutes a fair and reasonable percentage of the Investment, and (f) ACO's costs described above are and will be difficult to predict and ascertain and that the Transaction Initiation Fee is a good faith attempt by ACO to estimate the amount of such costs.

     G. CONDITION PRECEDENT. Other than the provisions of Section E, and the provisions of Section F with respect to a Competing Transaction in which ValueVision is the acquiring party, this LOI shall be of no legal force or effect unless and until such time as ACO and the respective third parties have, on or before close of business (Pacific Standard Time) on July 17, 1998, executed letter agreements or term sheets to be annexed hereto as Annex 1, Annex 2 and Annex 3.

     H.   DEFINITIVE AGREEMENT CONDITIONS:

          In addition to the other terms and conditions set forth in this LOI, including the execution of the Third Party Agreements, both the execution of the Definitive Agreements and the Closing of the Transaction are conditional upon ACO's satisfaction with the following:


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Board of Directors
National Media Corporation
July 10, 1998                                                           Page 9



          1. Obtaining all necessary third party, exchange and governmental consents and approvals;

          2. As to the execution of the Definitive Agreements only, the results of the business, legal and accounting due diligence investigations and review of NMC to be performed by ACO and its advisors;

          3. Absence of any material adverse change, since March 31, 1998 and prior to Closing in NMC's businesses, assets, financial condition, operating results, customer, supplier and employee relations, or business prospects other than as disclosed to ACO and set forth in the Definitive Agreements. For the purpose of this paragraph 3, any delisting of the Company's common stock by the New York Stock Exchange, Inc. (the "NYSE") pursuant to a decision by the NYSE shall be deemed a material adverse change, but any other action taken by the NYSE with respect the listing of the Company's common stock shall not be deemed a material adverse change.

     I. EXPENSES. Except as provided herein, the Company shall bear its own and all of ACO's reasonable expenses and costs in connection with the Transaction, unless ACO determines not to proceed with the transaction prior to execution of the Definitive Agreements. Without limiting the generality of the previous sentence, the Company shall bear the expense and costs of all regulatory filings (for example, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act) in connection with this LOI or the Transaction; provided, however, that the Company shall not be obligated to pay any of ACO's such expenses if the Base Termination Fee or the Transaction Initiation Fee are paid.

     J.   GENERAL.

          (i) This LOI shall be governed and construed in accordance with the laws of the State of Delaware, without regard to choice of law principles.

          (ii) This LOI may be amended, modified and supplemented only upon a written instrument executed by all of the parties to this LOI.

          (iii) The parties agree that money damages would be insufficient remedy for a breach of the Mandatory Provisions (as defined below) and that money damages would be extremely difficult to calculate. Accordingly, in addition to any other remedies available at law, or in equity, it is agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the Mandatory Provisions and to enforce specifically the

Board of Directors
National Media Corporation
July 10, 1998                                                       Page 10


Mandatory Provisions. For purposes of this LOI, "Mandatory Provisions" means the provisions of paragraphs D, E, F and H of this LOI which are intended to constitute a binding agreement of the parties hereto.

          (iv) This LOI may be executed in one or more counterparts, each of which shall be considered one and the same agreement and the Mandatory Provisions shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

          (v) Neither this LOI nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, the Mandatory Provisions will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

          Please acknowledge your understanding of and agreement to the terms of this Letter of Intent by signing and dating the enclosed copy of this letter and returning one fully executed copy to the undersigned. This Letter of Intent shall remain open for your consideration until 5:00 p.m. (EST) on July 10, 1998. Your execution and returning of this Letter of Intent shall acknowledge your determination that the Transaction is fair in all material respects to NMC and its shareholders. We look forward to moving expeditiously

Board of Directors
National Media Corporation
July 10, 1998                                                     Page 11



to consummate the Transaction. Please feel free to call me if there are any questions or comments.

                                                  Very truly your,

                                                  NM ACQUISITION C0., LLC

                                                  By: /s/ Stephen C. Lehman
                                                     --------------------------
                                                          Stephen C. Lehman

ACCEPTED AND AGREED TO
this 10th day of July, 1998

NATIONAL MEDIA CORPORATION

BY:     /s/ [Illegible]
    -----------------------------

Its:           CEO
    -----------------------------

                                         NM Acquisition Co.
                                  c/o BT Alex. Brown Incorporated
                                          1 South Street
                                     Baltimore, Maryland 21202


                                            July 15, 1998


Board of Directors
National Media Corporation
1700 Walnut Street
Philadelphia, PA 19103

Gentlemen:

     Please refer to that certain Letter of Intent dated July 10, 1998 between us ("LOI") with regard to our proposed equity investment in National Media Corporation ("NMC").

     As required by paragraph A.4 of the LOI, we enclose:

     (i) Annex 1 -- Letter Agreement with Holders of Series D Preferred Shares dated July 15, 1998.

     (ii) Annex 2 -- Letter Agreement with ValueVision International, Inc., dated July 15, 1998.

     (iii) Annex 3 -- Letter Agreement with First Union National Bank dated July 15, 1998.

     Further, per our prior understanding, we are amending the provisions of paragraph A.2. to concur with the First Union National Bank ("F/U Bank") Letter Agreement so that our minimum investment will be $30 million but not to exceed $32 million and our investment in the Series E Preferred Shares shall be $20 million to $22 million, as your Board of Directors shall determine prior to the closing of the Transaction.

Board of Directors
National Media Corporation
July 15, 1998                                                        Page 2


     Please sign and return a copy of this letter to us acknowledging receipt for the above Annexes to the LOI and agreeing to this first amendment to the LOI.

                                            Very truly yours,

                                            NM ACQUISITION CO., LLC

                                             /s/ Eric R. Weiss
                                            -----------------------
                                            By:  Eric R. Weiss


ACCEPTED AND AGREED TO
this 15th day of July, 1998

NATIONAL MEDIA CORPORATION

By:          [Illegible]
    ----------------------------
Its:    Senior Vice President
    ----------------------------